UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Meru Networks, Inc.

(Name of issuer)

Common Stock, par value $0.0005 per share

(Title of class of securities)

59047Q 10 3

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 59047Q 10 3	Page 2 of 8 Pages

(1)	Names of reporting persons NeoCarta Ventures, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,928,980 (2)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,928,980 (2)
(9)	Aggregate amount beneficially owned by each reporting person 1,928,980 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 11.0% (3)
(12)	Type of reporting person (see instructions) PN

(1)	This statement on Schedule 13G is filed by NeoCarta Ventures, L.P., NeoCarta Scout Fund, L.L.C. and NeoCarta Associates, L.L.C. (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Shares owned directly by NeoCarta Ventures, L.P. The information with respect to the ownership of the Common Stock by the Reporting Person is provided as of December 31, 2011.

(3)	This percentage is calculated based upon 17,568,367 shares of the Common Stock outstanding as of October 28, 2011 as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2011.

SCHEDULE 13G

CUSIP No. 59047Q 10 3	Page 3 of 8 Pages

(1)	Names of reporting persons NeoCarta Scout Fund, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 214,320 (2)
(7) Sole dispositive power 0
(8) Shared dispositive power 214,320 (2)
(9)	Aggregate amount beneficially owned by each reporting person 214,320 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.2% (3)
(12)	Type of reporting person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Shares owned directly by NeoCarta Scout Fund, L.L.C. The information with respect to the ownership of the Common Stock by the Reporting Person is provided as of December 31, 2011.

(3)	This percentage is calculated based upon 17,568,367 shares of the Common Stock outstanding as of October 28, 2011 as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2011.

SCHEDULE 13G

CUSIP No. 59047Q 10 3	Page 4 of 8 Pages

(1)	Names of reporting persons NeoCarta Associates, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,143,300 (2)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,143,300 (2)
(9)	Aggregate amount beneficially owned by each reporting person 2,143,300 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.2% (3)
(12)	Type of reporting person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of: (i) 1,928,980 shares owned by NeoCarta Ventures, L.P. and (ii) 214,320 shares owned by NeoCarta Scout Fund, L.L.C. NeoCarta Associates, L.L.C. serves as the general partner of NeoCarta Ventures, L.P. and serves as the Manager of NeoCarta Scout Fund, L.L.C. As such, NeoCarta Associates, L.L.C. has voting and investment control over the shares owned by NeoCarta Ventures, L.P. and NeoCarta Scout Fund, L.L.C. and may be deemed to own beneficially the shares owned by NeoCarta Ventures, L.P. and NeoCarta Scout Fund, L.L.C. NeoCarta Associates, L.L.C. owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Person is provided as of December 31, 2011.

(3)	This percentage is calculated based upon 17,568,367 shares of the Common Stock outstanding as of October 28, 2011 as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2011.

Page 5 of 8 Pages

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0005 per share (“Common Stock”), of Meru Networks, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Meru Networks, Inc.

894 Ross Drive

Sunnyvale, California 94089

Item 2(a).	Name of Person(s) Filing:

NeoCarta Ventures, L.P.

NeoCarta Scout Fund, L.L.C.

NeoCarta Associates, L.L.C.

Item 2(b).	Address of Principal Business Office:

NeoCarta Ventures

204 E. 2nd Avenue, Suite 428

San Mateo, California 94401

Item 2(c).	Citizenship:

NeoCarta Ventures, L.P.	Delaware
NeoCarta Scout Fund, L.L.C.	Delaware
NeoCarta Associates, L.L.C.	Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0005 per share.

Item 2(e).	CUSIP Number:

59047Q 10 3

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2011:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Reporting Persons	Shares of Common Stock Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)(3)
NeoCarta Ventures, L.P.	1,928,980	0	1,928,980	0	1,928,980	1,928,980	11.0%
NeoCarta Scout Fund, L.L.C.	214,320	0	214,320	0	214,320	214,320	1.2%
NeoCarta Associates, L.L.C. (2)	0	0	2,143,300	0	2,143,300	2,143,300	12.2%

(1)	Share amounts are as of December 31, 2011.

Page 6 of 8 Pages

(2)	NeoCarta Associates, L.L.C. serves as the general partner of NeoCarta Ventures, L.P. and serves as the Manager of NeoCarta Scout Fund, L.L.C. As such, NeoCarta Associates, L.L.C. has voting and investment control over the shares owned by NeoCarta Ventures, L.P. and NeoCarta Scout Fund, L.L.C. and may be deemed to own beneficially the shares owned by NeoCarta Ventures, L.P. and NeoCarta Scout Fund, L.L.C. NeoCarta Associates, L.L.C. owns no securities of the Issuer directly.

(3)	This percentage is calculated based upon 17,568,367 shares of the Common Stock outstanding as of October 28, 2011 as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2011.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

NEOCARTA VENTURES, L.P.
By:	NeoCarta Associates, L.L.C.
Its:	General Partner

By:	/s/ Anthony Pantuso
Anthony Pantuso
Manager

NEOCARTA SCOUT FUND, L.L.C.
By:	NeoCarta Associates, L.L.C.
Its:	Manager

By:	/s/ Anthony Pantuso
Anthony Pantuso
Manager

NEOCARTA ASSOCIATES, L.L.C.

By:	/s/ Anthony Pantuso
Anthony Pantuso Manager

Exhibit(s):

99.1:    Joint Filing Statement

Page 8 of 8 Pages

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Meru Networks, Inc.

Dated: February 13, 2012

NEOCARTA VENTURES, L.P.
By:	NeoCarta Associates, L.L.C.
Its:	General Partner

By:	/s/ Anthony Pantuso
Anthony Pantuso
Manager

NEOCARTA SCOUT FUND, L.L.C.
By:	NeoCarta Associates, L.L.C.
Its:	Manager

By:	/s/ Anthony Pantuso
Anthony Pantuso
Manager

NEOCARTA ASSOCIATES, L.L.C.

By:	/s/ Anthony Pantuso
Anthony Pantuso Manager